Exhibit 99.2

New Century Logistics Closes $6 Million Initial Public Offering

Hong Kong – December 19, 2024 – New Century Logistics (BVI) Limited (“New Century” or the “Company”), an international freight forwarding company and logistics service provider, announces the closing of its initial public offering of 1,500,000 ordinary shares at a public offering price of $4.00 per share (the “Offering”) for total gross proceeds of $6,000,000, before deducting underwriting discounts and other related expenses. . Trading began on the Nasdaq Capital Market on December 18, 2024 under the symbol “NCEW.”

The Company granted the underwriters a 45-day option to purchase up to an additional 225,000 ordinary shares at the public offering price, less underwriting discounts, to cover over-allotments, if any.

The Offering was conducted on a firm commitment basis. The Company intends to use the net proceeds from the offering for business expansion, technology innovation, enhancement of warehousing and distribution capabilities, personnel recruitment, and general working capital.

Craft Capital Management LLC and R.F. Lafferty & Co., Inc. acted as co-lead managing underwriters for the Offering. Sichenzia Ross Ference Carmel LLP acted as U.S. counsel for the Company and Hunter Taubman Fischer & Li LLC acted as U.S. securities counsel to the underwriters in connection with the Offering.

The securities were offered pursuant to a registration statement on Form F-1 (File No. 333-274115) relating to the Offering, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 20, 2024 and the Company’s registration statement on Form F-1MEF filed with the SEC on December 17, 2024, which became effective upon filing. The Company filed a post-effective amendment No. 1 and a post-effective amendment No.2 to the registration statement on November 29, 2024 and December 9, 2024, respectively; the post-effective amendment No.2 was declared effective by the SEC on December 13, 2024. The Offering was made only by means of a prospectus. A final prospectus relating to the Offering has been filed with the SEC. Electronic copies of the final prospectus may be obtained on the SEC’s website at http://www.sec.gov and may also be obtained by emailing rrizzuto@craftcm.com or by calling 516-833-1325 or by standard mail to 377 Oak Street Lower Concourse, Garden City, NY 11530.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About New Century Logistics (BVI)

New Century Logistics is an international freight forwarding company and logistics service provider. Its customers include direct shippers and other freight forwarders. The Company assists its clients in both importing and exporting of goods which principally involves the arrangement of shipment upon receipt of booking instructions from our customers, including sale of cargo space, cargo pick up, off-airport air cargo security screening, palletization, preparation of shipping documentation, arrangement of customs clearance and cargo handling at ports. New Century Logistics’ freight forwarding services principally generate revenues from air freight export shipments to regions such as North America, Europe and Asia.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements”. You can identify forward-looking statements as those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. The reader is cautioned not to rely on these forward-looking statements. Actual results could vary materially from the expectations and projections of New Century Logistics. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including statements regarding the closing of the Offering; the use of proceeds from the sale of our shares in the Offering; and the uncertainty regarding future commercial success. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking statements discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us, including those described in New Century Logistics’ prospectus filed with the SEC. We do not undertake to update any forward-looking statement as a result of new information or future events or developments, except as required by U.S. federal securities laws.

Contact:

ir@nclogistics.com.hk

New Century Logistics (BVI) Ltd

A-E 33/F King Palace Plaza

55 King Yip Street

Kwun Tong Hong Kong

www.nclogistics.com.hk